UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: July 19, 2025	By:	/s/ Ajay Agarwal
Name: Ajay Agarwal
Title: Company Secretary
Group Head – Secretarial & Group Oversight

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this report pursuant to the General Instructions for Form 6-K.

Exhibit No. 99

Description

Outcome of the meeting of the Board of Directors of HDFC Bank Limited (“the Bank”) held on July 19, 2025

July 19, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Outcome of the meeting of the Board of Directors of HDFC Bank Limited (“the Bank”) held on July 19, 2025

We wish to inform you that, the Board of Directors of the Bank at its meeting held on July 19, 2025 considered and approved the following:

1.	Financial Results

The unaudited standalone and consolidated financial results of the Bank for the quarter ended June 30, 2025 (“Results”).

The said Results along with Limited Review Reports of the Joint Statutory Auditors and Press Release on the said Results are enclosed and being uploaded on the website of the Bank. The said Results will also be published in the newspapers in the prescribed format.

2.	Special Interim Dividend

A Special Interim Dividend of Rs. 5 per equity share of Re. 1/- each fully paid up (i.e. 500%), for the FY 2025-26.

3.	Record Date for the Special Interim Dividend

The record date for determining the eligibility of Members entitled to receive the said Special Interim Dividend is Friday, July 25, 2025. The Special Interim Divided shall be paid to the eligible Members on Monday, August 11, 2025.

4.	Increase in authorised share capital and alteration of Clause V of the Memorandum of Association of the Bank

Increase in authorised share capital and alteration of the Capital Clause (Clause V) of the Memorandum of Association of the Bank as given below, subject to the approval of the Members of the Bank to be obtained through Postal Ballot and other regulatory approvals, if required:

Existing clause	Amended clause
V. The Capital of the Company is Rs. 1190,61,00,000/- (Rupees One Thousand One Hundred Ninety Crores and Sixty One Lacs Only) divided into 1190,61,00,000 (One Thousand One Hundred Ninety Crores and Sixty One Lacs) Equity Shares of Re. 1/- (Rupee One Only) each with a power to increase or reduce the share capital.	V. The Capital of the Bank is Rs. 2000,00,00,000/- (Rupees Two thousand crore only) divided into 2000,00,00,000 (Two thousand crore) Equity Shares of Re. 1/- (Rupee One Only) each with a power to increase or reduce the share capital.

5.	Issuance of Bonus shares

Issuance of Bonus equity shares in the proportion of 1:1 i.e. 1 (One) equity share of Re. 1/- each for every 1 (One) fully paid-up equity share of Re. 1/- each held by the Members of the Bank as on the Record Date (mentioned below), subject to statutory and regulatory approvals as applicable and approval of the Members of the Bank to be obtained through Postal Ballot. The details as required, is enclosed as ‘Annexure – I’.

6.	Record Date for Bonus shares

The record date for determining the entitlement of the Members of the Bank to receive bonus equity shares is Wednesday, August 27, 2025.

Please note that the Board Meeting commenced at 11:00 a.m. today, i.e. on July 19, 2025 and last of the above matters was approved by the Board at 2:00 p.m. The Board meeting is continuing for consideration of other agenda matters.

Please note that in terms of the Bank’s Share Dealing Code and the SEBI (Prohibition of Insider Trading) Regulations, 2015, the window for trading in Securities of the Bank by its designated persons shall open on Tuesday, July 22, 2025.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

Encl.: a/a.

Annexure I

Sr No	Particulars	Details
1	Type of securities proposed to be issued	Equity Shares of face value of Re. 1/- each

2	Type of issuance	Bonus issue

3	Total number of securities proposed to be issued or the total amount for which the securities will be issued (approximately)

766,79,13,646 equity shares of face value of Re. 1/- each amounting to Rs. 766,79,13,646/-

The above will change pursuant to exercise of stock options/ restricted stock units by the Eligible Employees of the Bank till the Record Date.

4	Whether bonus is out of free reserves created out of profits or share premium account	The Bonus equity shares will be issued out of Securities Premium Account available as at June 30, 2025.

5	Bonus ratio	1:1 i.e. 1 (One) fully paid-up equity share of Re. 1/- each for every 1 (One) fully paid-up equity share of Re. 1/- each held by the Members as on the Record Date.

6	Details of share capital - pre and post bonus issue

Pre-Bonus Issue Share Capital

Authorised capital – Rs. 1190,61,00,000/- divided into 1190,61,00,000 Equity Shares of Re. 1/- each

Issued, subscribed and paid-up capital - Rs. 766,79,13,646/- divided into 766,79,13,646 Equity Shares of Re. 1/- each

Post Bonus Issue Share Capital

Authorised capital - Rs. 2000,00,00,000/- divided into 2000,00,00,000 Equity Shares of Re. 1/- each

Issued, subscribed and paid-up capital - Rs. 1533,58,27,292*/- divided into 1533,58,27,292* Equity Shares of Re. 1/- each.

*As on the date of Board approval i.e. July 19, 2025. The actual number of bonus shares to be issued will be determined based on the fully paid-up equity shares as on the Record Date

7	Free reserves and/ or share premium required for implementing the bonus issue	Approximately Rs. 766,79,13,646 The above will change pursuant to exercise of stock options/ restricted stock units by the Eligible Employees of the Bank till the Record Date.

8	Free reserves and/ or share premium available for capitalization and the date as on which such balance is available	Securities Premium: Rs. 13,63,15,35,97,062 as at June 30, 2025.

9	Whether the aforesaid figures are audited	Subjected to a “Limited Review” by the Joint Statutory Auditors of the Bank.

10	Estimated date by which such bonus shares would be credited/dispatched	Within 2 (two) months from the date of approval by the Board of Directors i.e., on or before September 18, 2025.